Biofrontera Inc. · 120 Presidential Way, Suite 330 · Woburn, MA 01801 · USA

VIA EDGAR

October 18, 2021

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Abby Adams
Suzanne Hayes
Tara Harkins
Brian Cascio

Re:	Biofrontera Inc. Registration Statement on Form S-1, as amended (File No. 333-257722) Request for Acceleration of Effective Date

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Biofrontera Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) accelerate the effective date of the above-referenced Registration Statement on Form S-1 (as amended, the “Registration Statement”) so that the Registration Statement will be declared effective as of 4:30 p.m. Eastern time, on October 19, 2021, or as soon thereafter as practicable.

Once the Registration Statement has been declared effective, please orally confirm that event with Erica Monaco of the Company at (781) 486-1502, or in her absence, Stephen Older of McGuireWoods LLP at (212) 548-2122.

We understand that the staff of the Commission will consider this request as confirmation by the Company that it is aware of its responsibilities under the federal securities laws as they relate to the issuance of the securities covered by the Registration Statement. If you have any questions regarding the foregoing, please contact Stephen Older of McGuireWoods LLP at the number set forth above.

Under separate cover, you will receive today a letter from the underwriters of the proposed offering joining in the Company’s request for acceleration of the effectiveness of the Registration Statement.

Thank you for your assistance in this matter.

[Signature page follows]

Very truly yours,

Biofrontera Inc.

/s/ Erica Monaco
Name:	Erica Monaco
Title:	Chief Financial Officer and Chief Operating Officer

cc:	Hermann Luebbert
Biofrontera Inc.

Stephen Older
McGuireWoods LLP

Biofrontera Inc. . 120 Presidential Way, Suite 330 . Woburn, MA 01801 . USA	Page 2 of 2
Contact Phone +1 781 245 1325 . E-Mail info-us@biofrontera.com . www.biofrontera-us.com
Board of Directors Prof. Dr. Hermann Luebbert (CEO & Chair) . Erica Monaco (CFO & COO)